

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2022

Eric W. Thornburg
President, Chief Executive Officer and Chairman of the Board
SJW Group
110 West Taylor Street
San Jose, California 95110

   Re: SJW Group
    Definitive Proxy Statement on Schedule 14A
    Filed on March 8, 2022
    File No. 001-08966

Dear Eric W. Thornburg:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Disclosure Review Program